Exhibit 99.1

Commtouch Reports Fourth Quarter
and Full Year 2009 Financial Results

Sunnyvale, Calif. – February 10, 2010 – Commtouch® (NASDAQ: CTCH), a leading email and Web defense technology provider, today announced its fourth quarter and full year results, for the period ending December 31, 2009.

During 2009, the company achieved its strong business and financial objectives, that included growth in both revenues and net income as well as an increase in cash generation. The company signed 29 new OEMs agreements and ended the year with 135 OEM customers, 18 of which are using Web security products, demonstrating the strong traction that this new product line gained through its first year of sales. These strong business indicators at the end of 2009 underlie the company’s expectations of continued long term performance and growth.

Fourth Quarter and Full Year 2009 Financial Highlights:

•
Revenues for 2009 increased by 8% to $15,189 thousand, compared to $14,092 thousand in 2008. Revenues for the fourth quarter of 2009 increased by 15% to $4,014 thousand, compared to $3,501 thousand in the fourth quarter of 2008.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for 2009 increased by 127% to $5,160 thousand, compared to $2,270 thousand in 2008. For the fourth quarter of 2009, US GAAP net income was $3,179 thousand compared to net income of $644 thousand in the fourth quarter of 2008.

•
GAAP net income in the fourth quarter of 2009 includes a tax benefit of $2,404 thousand stemming from a deferred tax asset recorded for the first time, in accordance with the provisions of FAS 109. The deferred tax asset is based on the expected future tax benefit that should be realized due primarily to the existence of past accumulated net operating losses as applied to net income the company expects to continue to generate in the near future. The deferred tax asset will be examined over time in accordance with the company’s performance.

•
Non-GAAP net income for 2009 increased by 9% to $4,101 thousand, compared to non-GAAP net income of $3,765 thousand in 2008. Non-GAAP net income for the fourth quarter of 2009 increased by 25% to $1,111 thousand, compared to non-GAAP net income of $886 thousand in the fourth quarter of 2008. Non-GAAP net income for the fourth quarter and for the full year of 2009 excludes $336 thousand and $1,345 thousand, respectively, of stock-based compensation expenses, recorded in accordance with Financial Accounting Standards No. 123R, as well as the above mentioned deferred tax benefit.

•	Deferred Revenues (long-term and short-term) as of December 31, 2009 amounted to $3,682 thousand compared to $2,888 in deferred revenues as of September 30, 2009.

•
Operating cash flow for 2009 was $5,082 thousand, compared to operating cash flow of $3,019 thousand in 2008. In the fourth quarter of 2009, operating cash flow was $1,844 thousand, compared to $661 thousand in the fourth quarter of 2008.

•
Cash, short term cash deposits and marketable securities as of December 31, 2009 amounted to $17,275 thousand, compared to $16,401 thousand as of December 31, 2008. The increase is due to the above-mentioned positive operating cash flow in the amount of $5,082 thousand, less the amount expended in the share buy-back program, as noted below.

•
Throughout 2009, the company executed and completed its share buy-back program. As of December 31, 2009, the company had exhausted $4.9 million of the total $5 million allocated to the program, resulting in a total of 2,164 thousand shares being repurchased at an average price of $2.25 per share.

Fourth Quarter and Full Year 2009 Business Highlights:

“During 2009, we maintained our momentum in the face of a challenging world economy, developed new growth engines, strengthened our customer base, increased profits and again achieved a record year,” said Gideon Mantel, Commtouch’s Chief Executive Officer and Chairman of the Board. “We are very encouraged by the progress we have made on numerous business fronts – accounts won, deals expanded and new products developed, and with that, 2010 is looking bright.”

•	The company signed deals with 6 new OEM partners during the fourth quarter, for a total of 29 new OEM partners during 2009. The company’s global OEM partner count was 135 as of December 31, 2009.

•	Commtouch continued selling its new GlobalView™ URL Filtering offering that it released at the end of the previous year, reaching a total of 18 OEM partners using this new product by the end of 2009.

•	In July, Commtouch expanded its in-the-cloud infrastructure with the launch of a new detection center in Washington, DC, the company’s fifth worldwide.

•
In mid-December, Commtouch dual listed its shares on the Tel Aviv Stock Exchange in addition to its current listing on NASDAQ. Subsequently, Commtouch’s shares were included in a number of leading Tel Aviv indices, including the “Yeter-50”, the Mid-Cap 50 index.

•
The company received approval for a R&D grant from the Office of the Chief Scientist of the State of Israel covering the 8-month period from May 2009 to year-end. The company has already submitted a request for continued grant support for 2010 as well.

•	During 2009, the company made several management changes, including the promotion of Ido Hadari to chief operating officer.

“Looking ahead into 2010 and beyond, we are optimistic and expect to increase our market reach and product development,” continued Mr. Mantel. “Our optimism is based on a number of positive trends emerging in our markets. We see growing interest for hosted and cloud-based solutions such as Commtouch’s, coupled with growing security needs, especially in the service provider market. We believe that Commtouch is now at a key juncture — our core business is strong, growing and generating cash, while at the same time we are developing and seeking new products and services to accelerate that growth for the coming years.”

Business Outlook

Full year 2010 revenues are expected to grow to between $17 million and $18 million.

Net income for 2010 is expected to reach approximately $5 million on a non-GAAP basis.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2010 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, February 10, 2010, at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:
U.S.: 1 888 668 9141;
ISRAEL: 03 918 0609;
INTERNATIONAL: +972 3 918 0609

The call will also be simultaneously broadcast from a link on Commtouch’s website.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ:CTCH - News) provides proven messaging and Web security technology to more than 130 security companies and service providers for integration into their solutions. Commtouch’s patented Recurrent Pattern Detection™ (RPD™) and GlobalView™ technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expectation of continued long term performance and growth, b) the expected level of the deferred tax asset recorded by the company and c) the company’s optimistic business outlook for 2010 and beyond, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (Int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green CCG Investor Relations Tel: (US) 646-201-9246 (Int’l) +972-3-607-4717 commtouch@ccgisrael.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2009	2008
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$17,275	$13,661
Short term cash deposit	-	740
Short term marketable securities	-	2,000
Trade receivables	1,932	1,614
Short term deferred tax	1,153	-
Prepaid expenses and other accounts receivable	643	389
Total current assets	21,003	18,404

Long-term lease deposits	63	64
Severance pay fund	945	720
Property and equipment, net	701	771
Long term deferred tax	1,251	-
Investment in affiliate	1,227	750
Total assets	25,190	20,709

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	357	253
Employees and payroll accruals	996	726
Accrued expenses and other liabilities	228	237
Short-term deferred revenue	2,834	2,341
Total current liabilities	4,415	3,557

Long-term deferred revenue	848	635
Accrued severance pay	1,050	857
Total liabilities	1,898	1,492

Shareholders’ equity	18,877	15,660
Total liabilities and shareholders’ equity	$25,190	$20,709

COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$4,014	$3,501	$15,189	$14,092

Cost of revenues	635	454	2,260	1,828

Gross profit	3,379	3,047	12,929	12,264

Operating expenses:

Research and development	601	799	2,958	3,152

Sales and marketing	1,167	967	4,212	3,992

General and administrative	813	684	3,063	3,189

Total operating expenses	2,581	2,450	10,233	10,333

Operating profit	798	597	2,696	1,931

Financial (expenses) income, net	(23)	47	60	346

Income before taxes	775	644	2,756	2,277

Taxes on income	(2,404)	-	(2,404)	7

Net income attributable to ordinary and equivalently participating shareholders	$3,179	$644	$5,160	$2,270

Earning per share- basic	$0.13	$0.03	$0.21	$0.09

Earning per share- diluted	$0.13	$0.02	$0.20	$0.08

Weighted average number of shares outstanding:
Basic	24,021	25,508	24,532	25,619

Diluted	25,408	27,662	25,292	26,929

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended
	December 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2009	Adjustments	2009	2008	Adjustments	2008
	Unaudited

Revenues	$4,014		$4,014	$3,501		$3,501

Cost of revenues	635	9	626	454	10	444

Gross profit	3,379	(9)	3,388	3,047	(10)	3,057

Operating expenses:

Research and development	601	76	525	799	69	730

Sales and marketing	1,167	72	1,095	967	71	896

General and administrative	813	179	634	684	92	592

Total operating expenses	2,581	327	2,254	2,450	232	2,218

Operating profit	798	336	1,134	597	242	839

Financial (expenses) income, net	(23)		(23)	47		47

Income before taxes	775		1,111	644		886

Taxes on income	(2,404)	(2,404)	-	-	-	-

Net income	3,179		$1,111	$644		$886

Earning per share- basic	$0.13		$0.05	$0.03		$0.03

Earning per share- diluted	$0.13		$0.04	$0.02		$0.03

Weighted average number of shares outstanding:
Basic	24,021		24,021	25,508		25,508

Diluted	25,408		25,408	27,662		27,662

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Twelve months ended
	December 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2009	Adjustments	2009	2008	Adjustments	2008
	Unaudited

Revenues	$15,189		$15,189	$14,092		$14,092

Cost of revenues	2,260	40	2,220	1,828	45	1,783

Gross profit	12,929	(40)	12,969	12,264	(45)	12,309

Operating expenses:

Research and development	2,958	302	2,656	3,152	319	2,833

Sales and marketing	4,212	300	3,912	3,992	298	3,694

General and administrative	3,063	703	2,360	3,189	833	2,356

Total operating expenses	10,233	1,305	8,928	10,333	1,450	8,883

Operating profit	2,696	1,345	4,041	1,931	1,495	3,426

Financial (expenses) income, net	60		60	346		346

Income before taxes	2,756		4,101	2,277		3,772

Taxes on income	(2,404)	(2,404)	-	7		7

Net income	5,160		$4,101	$2,270		$3,765

Earning per share- basic	$0.21		$0.17	$0.09		$0.15

Earning per share- diluted	$0.20		$0.16	$0.08		$0.14

Weighted average number of shares outstanding:
Basic	24,532		24,532	25,619		25,619

Diluted	25,292		25,292	26,929		26,929

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Twelve months ended
	December 31		December 31
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Audited
Cash flow from operating activities

Net income	$3,179	$644	$5,160	$2,270

Adjustments:
Depreciation	125	123	491	466
Compensations related to options issued to employees and consultants	348	242	1,377	1,532

Changes in assets and liabilities:
Increase in trade receivables	(257)	(244)	(318)	(504)
Increase in deferred tax	(2,404)	-	(2,404)	-
Increase in prepaid expenses and other receivables	(153)	(107)	(271)	(46)
(Decrease) increase in accounts payable	(30)	(39)	112	(69)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	268	(137)	261	(198)
Increase (decrease) in deferred revenues	794	158	706	(459)
(Decrease) increase in accrued severance pay, net	(26)	21	(32)	27
Net cash provided by operating activities	1,844	661	5,082	3,019

Cash from investing activities

Change in short term cash deposit	499	(440)	740	860
Sales of marketable securities	-	-	2,000	-
Change in long - term lease deposits	(4)	(3)	1	(31)
Investment in affiliate	-	-	(477)	-
Purchase of property and equipment	(81)	(107)	(412)	(504)
Net cash provided by (used in) investing activities	414	(550)	1,852	325

Cash flows from financing activities

Buyback of outstanding shares	(1,174)	(1,216)	(3,538)	(1,306)
Proceeds from options and warrants exercises	148	(28)	218	844
Other	-	-	-	(28)
Net cash used in financing activities	(1,026)	(1,244)	(3,320)	(490)

Increase (decrease) in cash and cash equivalents	1,232	(1,133)	3,614	2,854
Cash and cash equivalents at the beginning of the period	16,043	14,794	13,661	10,807
Cash and cash equivalents at the end of the period	$17,275	$13,661	$17,275	$13,661